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August 8, 2006

Ms. Jennifer Hardy
Branch Chief

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549-7010

Re:     Gibraltar Industries, Inc. (the "Company")
        Registration Statement on Form S-4 (File No. 333-135908)
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Ladies and Gentlemen:

We have acted as counsel to the Company, in connection with the above-referenced Registration Statement filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended. Gibraltar has requested that we respond to the comments identified in your Comment Letter, dated August 3, 2006 ("Comment Letter"), addressed to David W. Kay, the Company's Executive Vice President, CFO and Treasurer. For your convenience the staff's comments are set forth in italics followed by our responses.

Concurrently with the submission of this response to the Comment Letter, the Company is filing Amendment No. 1 to the Registration Statement ("Amendment No. 1").

EXHIBIT 5.1 - OPINION OF LIPPES MATHIAS WEXLER FRIEDMAN LLP

1. YOU CANNOT ASSUME THAT THE GUARANTORS HAD THE POWER, AUTHORIZATION, ETC., TO ENTER INTO THE AGREEMENTS OR THAT THE SUBSTANTIVE LAWS OF THE FOREIGN JURISDICTIONS AND THE SUBSTANTIVE LAWS OF THE STATE OF NEW YORK ARE THE SAME IN ALL MATERIAL RESPECTS, BUT YOU CAN EXPRESSLY RELY ON OTHER OPINIONS. EACH SUCH OTHER OPINION MUST REFLECT THAT YOU ARE PERMITTED TO RELY ON IT.

       Response:

       Reference is made to our opinion, dated July 20, 2006, filed as Exhibit
       5.1 to the Registration Statement. We have revised our opinion to eliminate the assumptions referred to in Comment #1 of the Comment Letter. The Company has filed the revised opinion as Exhibit 5.1 to Amendment No. 1.

2. WHERE COUNSEL REFERS TO THE DELAWARE GENERAL CORPORATION LAW, COUNSEL SHOULD CONFIRM SUPPLEMENTALLY THAT IT DOES NOT INTEND TO EXCLUDE THE DELAWARE CONSTITUTION AND REPORTED JUDICIAL DECISIONS INTERPRETING THESE LAWS.
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       Response:

       We hereby confirm that the reference and limitation to the Delaware General Corporation Law set forth in our opinion includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting such laws.

       Please do not hesitate to contact the undersigned at 716-853-5100 ext. 369 if you have any questions.


       Very truly yours,


       /s/ Michael E. Storck
       ----------------------
       Michael E. Storck

       MES/mab

       cc: David W. Kay
           Executive Vice President
           Chief Financial Officer and Treasurer